NOTICE

RE: CONDENSED CONSOLIDATED INTERIM FINANCIALS STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

The second quarter financial statements for the three and six months ended June 30, 2023 and 2022 have not been reviewed by the auditors of Greenbriar Capital Corp.

GREENBRIAR CAPITAL CORP.

"Anthony Balic"

Anthony Balic

Chief Financial Officer

Greenbriar Capital Corp.

Condensed Consolidated Interim Financial Statements

For Three and Six Months Ended June 30, 2023 and 2022

(amounts expressed in Canadian dollars, except where indicated)

Greenbriar Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at June 30, 2023 and December 31, 2022 (amounts expressed in Canadian dollars, except where indicated)

	Note	As at June 30, 2023	As at December 31, 2022
Assets
Current assets
Cash		$33,827	$24,950
Deposits and prepaid expenses - short term		59,269	64,613
Other receivables		11,601	8,780
Marketable securities	6	1,787,400	1,819,800
Loan receivable	4	205,655	-
		2,097,752	1,918,143
Non-current assets
Deposits and prepaid expenses - long term		34,945	32,029
Loan receivable	4	-	644,990
Sage Ranch	5	10,347,314	5,456,419
Power project acquisition and development costs	7	6,989,171	7,001,549
Total assets		$19,469,182	$15,053,130
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	4,881,404	4,855,747
Loans payable	9	659,703	718,238
		5,541,107	5,573,985
Non-current liabilities
Joint venture settlement obligation	5	3,925,756	-
Convertible debt	10	759,714	-
Total liabilities		10,226,577	5,573,985
Shareholders' equity
Share capital	11	26,427,622	25,490,912
Reserves	11	8,037,114	7,797,368
Accumulated other comprehensive income		731,968	1,033,389
Deficit		(25,954,099)	(24,842,524)
Total shareholders' equity		9,242,605	9,479,145
Total liabilities and shareholders' equity		$19,469,182	$15,053,130

Nature of operations and going concern (note 1)

Commitments and contingencies (note 16)

Approved by the Board of Directors

"Jeff Ciachurski"	Director	"Cliff Webb” "	Director

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
For the three and six months ended June 30, 2023 and 2022
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Three months Ended June 30,		Six months Ended June 30,
		2023	2022	2023	2022
General and administration expenses
Consulting and management fees	15	$(189,969)	$(125,815)	$(318,765)	$(243,891)
General and administrative		(123,785)	(115,516)	(273,822)	(201,811)
Marketing and donations		(19,251)	(507,447)	(50,116)	(541,137)
Finance cost		(17,889)	(9,756)	(24,304)	(19,667)
Interest income		6,805	11,698	29,215	11,698
Share-based payment expense	11	-	(171,464)	(131,793)	(429,189)
Professional fees		(201,797)	(155,655)	(365,568)	(304,388)
		(545,886)	(1,073,955)	(1,135,153)	(1,728,385)
Other (expenses) income, net
Foreign exchange loss		19,785	(74,271)	23,578	(44,375)
Unrealized gain (loss) on marketable securities		-	151,125	-	(133,594)
Share of loss on investment in associate		-	(243,097)	-	(243,097)
Loss on settlement of accounts payable and accrued liabilities		-	1,098	-	1,098
Loss		(526,101)	(1,239,100)	(1,111,575)	(2,148,353)

Other comprehensive gain ("OCI")
Cumulative translation adjustment		(289,082)	259,778	(301,421)	141,961
Total comprehensive loss		$(815,183)	$(979,322)	$(1,412,996)	$(2,006,392)

Loss per share-basic and diluted		$(0.02)	$(0.04)	$(0.03)	$(0.07)
Weighted average shares outstanding-basic and diluted		33,645,109	31,571,929	33,645,109	30,490,987
Total shares issued and outstanding		33,713,355	31,571,929	33,713,355	31,571,929

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp.
Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
For the six months ended June 30, 2023 and 2022
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Shares	Share capital	Share-based payment reserves	Warrants reserves	Convertible debt reserves	Accumulated other comprehensive income	Deficit	Total Shareholders' Equity

Balance at December 31, 2022		33,474,855	$25,490,912	$4,008,171	$3,789,197	$-	$1,033,389	$(24,842,524)	$9,479,145

Loss for the period		-	-	-	-	-	-	(1,111,575)	(1,111,575)
Private placement	11	360,000	291,857	-	158,143	-	-	-	450,000
Share issuance cost	11		(7,482)	-	-	-	-	-	(7,482)
Options exercised	11	238,500	652,335	(272,835)	-	-	-	-	379,500
Cumulative translation adjustment		-	-	-	-	-	(301,421)	-	(301,421)
Share-based payment expense	11	-	-	131,793	-	-	-	-	131,793
Conversion of debt to warrants		-	-	-	185,426	-	-	-	185,426
Convertible debt issuance	10	-	-	-	-	37,219	-	-	37,219
Balance at June 30, 2023		34,073,355	$26,427,622	$3,867,129	$4,132,766	$37,219	$731,968	$(25,954,099)	$9,242,605

Balance at December 31, 2021		28,992,429	$20,199,151	$3,784,761	$1,916,806	$-	$431,017	$(22,079,390)	$4,252,345
Loss for the period		-	-	-	-	-	-	(2,148,353)	(2,148,353)
Private placement	11	2,059,000	1,634,864	-	938,886	-	-	-	2,573,750
Options exercised	11	520,500	1,179,555	(523,555)	-	-	-	-	656,000
Share issuance cost		-	(20,221)	-	-	-	-	-	(20,221)
Share-based payment expense	11	-	-	429,189	-	-	-	-	429,189
Cumulative translation adjustment		-	-	-	-	-	141,961	-	141,961
Balance at June 30, 2022		31,571,929	$22,993,349	$3,690,395	$2,855,692	$-	$572,978	$(24,227,743)	$5,884,671

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp. Consolidated Statements of Cash Flows For the three and Six months ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

	Note	Three months Ended June 30,		Six months Ended June 30,
		2023	2022	2023	2022
Cash used from operating activities
Loss for the period		$(526,101)	$(1,239,100)	$(1,111,575)	$(2,148,353)
Items not affecting cash
Unrealized foreign exchange gain (loss)		(21,104)	74,271	(23,236)	44,375
Gain on settlement of account payable and accrued liabilities		-	(1,098)	-	(1,098)
Share-based payment expense	11	-	171,464	131,793	429,189
Unrealized gain on marketable securities		-	(151,125)	-	133,594
Share of loss on investment in associate		-	243,097	-	243,097
Accrued interest income	4	(6,805)	-	(29,125)	-
		(554,010)	(902,491)	(1,032,143)	(1,299,196)
Change in non-cash operating working capital
Decrease (increase) in receivables and prepaid expenses		25,038	5,985	(827)	15,928
Increase (decrease) in accounts payable and accrued liabilities		(384,837)	(473,221)	(306,358)	(818,353)
		(913,809)	(1,369,727)	(1,339,328)	(2,101,621)
Cash flows used in investing activities
Sage ranch	5	(572,151)	(208,642)	(797,945)	(455,899)
Power project development and construction costs	7	(25,831)	(102,401)	(37,998)	(191,635)
		(597,982)	(311,043)	(835,943)	(647,534)
Cash flows used in financing activities
Cash paid on executive loans		(27,000)	(1,682)	(27,000)	(44,281)
Cash received on executive loans	9	-	-	59,580	-
Cash paid on shareholder loans	9	(125,000)	-	(125,000)	-
Cash received on shareholder loans	9	-		50,000	-
Convertible debt issuance	10	1,000,000	-	1,000,000	-
Private placement proceeds	11	386,000	-	386,000	2,368,750
Share issuance cost	11	(7,482)	-	(7,482)	-
Subscription received in advance		(150,000)	-	-	-
Options exercises	11	-	-	379,500	656,000
Related company loan	4	451,550	(183,000)	468,550	(229,524)
		1,528,068	(184,682)	2,184,148	2,750,945
Increase in cash		$16,277	$(1,865,452)	$8,877	$1,790
Cash - beginning of period		17,550	1,876,515	24,950	9,273
Cash - end of period		$33,827	$11,063	$33,827	$11,063

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

1 Nature of operations and going concern

Greenbriar Capital Corp. ("Greenbriar" or the "Company") is a leading developer of entry-level housing, renewable energy, green technology and sustainable investment projects. Greenbriar was incorporated under British Columbia Business Corporations Act on April 2, 2009 and is a real estate issuer on the TSX Venture Exchange. The Company registered records office is located at Suite 1500 - 1055 West Georgia, Vancouver, BC, V6E 4N7. The Company is listed as a Tier 2 real estate issuer. The Company's shares trade on the exchange under the symbol "GRB".

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a loss of $1,111,575 (2022 - $2,148,353) for the six months ended June 30, 2023. As at June 30, 2023, the Company had an accumulated deficit of $25,954,099 (December 31, 2022 - $24,842,524) and a working capital deficiency of $3,443,355 (December 31, 2022 - deficiency of $3,655,842). To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition and cause significant doubt about the Company's ability to continue as a going concern. If the going concern basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position.

Recent global issues, including the ongoing COVID-19 pandemic and political conflict in other regions have adversely affected workplaces, economies, supply chains, and financial markets globally. It is not possible for the Company to predict the duration or magnitude of the adverse results of these issues and their effects on the Company's business or results of operations this time.

2 Basis of presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2022.

The Company's management makes judgments in its process of applying the Company's accounting policies in the preparation of its unaudited interim condensed consolidated financial statements.  In addition, the preparation of the financial data requires that the Company's management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's consolidated financial statements for the year ended December 31, 2022. In addition, other than noted below, the accounting policies applied in these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited financial statements for the year ended December 31, 2022.  The Company's interim results are not necessarily indicative of its results for a full year.

The Company's interim results are not necessarily indicative of its results for a full year.

          These unaudited condensed consolidated interim financial statements were approved by the Board of Directors on August 29, 2023.

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

3 Significant accounting policies

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates.  Actual outcomes may differ from these estimates under different assumptions and conditions.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Areas that often require significant management estimates and judgment are as follows:

Share-based payments

Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Tax

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable earnings will be available against which the losses can be utilized.  Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable earnings together with future tax planning strategies.

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company's functional and local currency is the Canadian dollar.  The functional currency of the Company's subsidiaries is the US dollar.  The determination of functional currency may require certain judgments to determent the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Assets' carrying values and impairment charges

In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment.  These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

4 Loan Receivable

	June 30, 2023	December 31, 2022
Opening balance	$644,990	$1,833,979
Funds received, net of repayment	(468,550)	67,124
Share for debt	-	(1,290,000)
Interest receivable	29,215	33,887
Ending receivable balance	$205,655	$644,990

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

As at June 30, 2023, the Company had a loan receivable of $205,655 (December 31, 2022 - $644,990) from Captiva Verde Wellness Corp. ("Captiva") which represents a non-arm's length transaction as the CEO of the Company, Jeffrey Ciachurski, is also the CEO of Captiva and the CFO of the Company, Anthony Balic, is also the CFO of Captiva.

On February 17, 2022, the Company settled $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva issued the Company a total of 25,800,000 common shares at a fair value of $0.08 per common share resulting in a gain on settlement of loan receivable of $774,000 (Note 6).

On April 20, 2022, the Company entered into a promissory note with Captiva for the remainder of the receivable accruing interest at the rate of 8% per annum for a term of 24 months. As at June 30, 2023, interest income of $29,215 (December 31, 2022 - $33,887) has been accrued.

5 Sage Ranch

	June 30, 2023	December 31, 2022
Opening balance	$5,456,188	$1,851,487
Land appraisal & related fees	1,089,243	1,503,008
Captiva Join Venture Settlement	3,925,756	-
Water rights	-	1,975,455
Unrealized foreign exchange	(123,873)	126,238
	$10,347,314	$5,456,188

During the year ended December 31, 2022, the Company acquired water rights for the Sage Ranch project by way of a debt settlement agreement with an officer and director of the Company. The debt of US$1,000,000 was settled in exchange of 925,926 units of the Company.  Each unit consists of one common share plus one whole share purchase warrant.  Each warrant is exercisable to acquire one common share at an exercise price of $1.46 until December 13, 2025 (Note 11).

On October 6, 2018, the Company entered into an agreement to sell a 50% undivided interest in the Sage Ranch project to Captiva, which represents a non-arm's length transaction. The Company received 10,687,500 common shares of the Captiva which had a fair value of $1,068,750 and $112,500 in cash for total consideration of $1,181,250 ("Sale Agreement").

On August 10, 2020, the Company entered into an option and joint venture agreement (the "Option and Joint Venture Agreement") with Captiva amending the terms of the original agreement.

Pursuant to the terms of the Option and Joint Venture Agreement, Captiva's 50% interest in the Sage Ranch Project was converted into an option to earn (the "Option") a 50% net profits interest in the Tehachapi Property by:

1. Captiva paying the Company a cash payment of $112,500 (the "Cash Payment") (Captiva satisfied this payment in 2018 under the terms of the Sale Agreement);

2. Captiva issuing the Company common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the Sale Agreement); and

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva is in default on such funding obligations and no determination has been made as to the affects to the JV at this point in time).

Captiva had until the earlier of: (i) August 20, 2025 and (ii) the date the Company receives final approval from the City of Tehachapi (and other required regulatory approval) to build houses on the Tehachapi Property, to exercise the Option.

If Captiva made the payments summarized above by the required time, Captiva would have exercised the Option and automatically acquired a 50% net profits interest in and to the Sage Ranch Project. If Captiva exercised the Option, then Captiva and the Company would have immediately entered into a joint venture (the "Joint Venture") pursuant to the terms of the Option and Joint Venture Agreement. Pursuant to the terms of the Joint Venture, the Company and the Captiva were required to evenly split all net profits derived from the Sage Ranch Project.

On June 22, 2023, the Company and Captiva have agreed that the Company will pay Captiva 10% of Sage Ranch's net profits per year until the $5,591,588 that Captiva has spent on the property is repaid in settlement of the Option and Joint Venture Agreement. Subsequent to period end on August 21, 2023, the Company entered into an amended agreement with Captiva whereby the Company will pay Captiva the outstanding $5,591,588 in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch project. The present value of $3,925,756 of these future payments discounted at a rate of 12% has been accrued to the project.

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

6 Marketable securities and investment in associate

	December 31, 2022 Fair value	Acquired	Disposed	FX Adjusted	June 30, 2023 Fair value
Green Matters	$1,819,800	$-	$-	$(32,400)	$1,787,400
Total	$1,819,800	$-	$-	$(32,400)	$1,787,400

	December 31, 2021 Fair value	Acquired	Disposed	Gain/(Loss)	December 31, 2022 Fair value
Captiva	$454,219	$-	$(855,000)	$400,781	$-
Green Matters	-	1,819,800	-	-	1,819,800
Total	$454,219	$1,819,800	$(855,000)	$400,781	$1,819,800

During the year ended December 31, 2022, the Company received 900,000 shares in Green Matters Technologies Inc. ("Green Matters") which is a private Canadian corporation. The shares were received as payment for consulting services provided by the Company which was valued at USD $1.50 per share for a total of $1,819,800.

On February 15, 2022, the Company settled $1,290,000 of the loan receivable with Captiva through a shares for debt settlement pursuant to which Captiva issued the Company a total of 25,800,000 common shares at a fair value of $0.08 per common share. Subsequent to this transaction, the Company owned 19.99% of Captiva and with the fact that the Company and Captiva have common executives and directors, it was determined that the Company had significant influence after the shares for debt transaction and will account for the investment under the equity method.

During the year ended December 31, 2022, the Company sold 36,487,500 shares of Captiva for net proceeds of $722,393 resulting in a loss on disposition of $2,093,851. After this sale, the Company no longer had any ownership in Captiva.

Investment in associate	June 30, 2023	December 31, 2022
Opening balance	$-	$-
Transition from marketable security to equity method	-	855,000
Shares for debt transaction	-	2,064,000
Equity pick-up	-	(102,756)
Disposition	-	(2,816,244)
	$-	$-

As at June 30, 2023 and December 31, 2022, the Company owned nil shares of Captiva.

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

7 Power project acquisition and development costs

	Development Costs	Acquisition Costs	Total
December 31, 2021	$4,578,754	$1,584,750	$6,163,504
Additions	424,420	-	424,420
Unrealized foreign exchange	305,375	108,250	413,625
December 31, 2022	$5,308,549	$1,693,000	$7,001,549
Additions	146,118	-	146,118
Unrealized foreign exchange	(120,496)	(38,000)	(158,496)
June 30, 2023	$5,334,171	$1,655,000	$6,989,171

Montalva Project

In April 2013, the Company entered into a 50/50 arrangement to create AG Solar with Alterra Power Corp ("Alterra") (the "Arrangement").  The Arrangement was created to develop 100 Megawatts ("MW's") of solar generation capacity in Puerto Rico under a Master Renewable Power Purchasing and Operating Agreement ("PPOA"), dated December 20, 2011, and amended on March 16, 2012 (the "Master Agreement"), with Puerto Rico Electric Power Authority ("PREPA") which the partnership through its wholly owned subsidiary, PBJL Energy Corporation, currently has rights to.

On July 12, 2013, the Company signed a Membership Interest Purchase and Sale Agreement ("MIPSA") with Magma Energy (U.S.) Corp. ("Magma"), a subsidiary of Alterra, and amended on October 11, 2013 whereby the Company will purchase from Alterra its 50% interest in and to the shares of AG Solar.  The consideration was US $1.25 Million. The Company completed the MIPSA on September 12, 2014 (the "Acquisition Date"), the Company now owns 100% of AG .

Under the terms of the Master Agreement, the Company filed its 100 MW AC Montalva Solar Project with PREPA on September 5, 2013, requesting an interconnection evaluation and issuance of a project specific PPOA for Montalva.  After numerous delays by PREPA and failed attempts by the Company through emails and correspondence to PREPA requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014.  PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement.

On May 15, 2015, the Company, filed a legal action against PREPA in the courts of Puerto Rico in order to protect and enforce its rights under the Master Agreement.  On September 9, 2016, the Superior Court of Puerto Rico denied an application by PREPA to have the case for contractual enforcement and damages dismissed. The Company may now proceed to have the court enforce the agreement, or in lieu of enforcement, direct PREPA to pay US $210 Million in monetary damages, or both.  In May of 2018 the Company filed a US Federal RICO lawsuit seeking US $951 Million in damages from PREPA.

On February 6, 2019, the Company announced that PREPA wanted to re-open negotiations to move forward the Montalva Project. The Company has met with PREPA representatives in 2019 and the negotiations are ongoing.

On May 19, 2020, the Company announced that it has reached agreement with the PREPA on a 25-year PPOA for the development, construction, and operation of the Montalva solar project.  On May 28, 2020, the Governing Board of PREPA approved the contract.

On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau and the Montalva PPOA moved on to final approval by the Puerto Puerto Rico Financial Oversight and Management Board (FOMB). On February 26, 2021, the FOMB approved two projects and excluded the approval of the Montalva project. The Company is in the process of seeking avenues to have the FOMB decision overturned or to have the FOMB approve the projects approved by PREPA. As part of this process, currently the Company together with PREPA are in negotiations in front of PREB.

In addition, the Company has submitted an application in the new Request for Proposal the FOMB asked the non-selected projects to apply to in case the above actions are unsuccessful.

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Land Lease Agreements

The below Montalva and Lajas Farm Option Agreements provide for a land lease with a term of twenty-five years and may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva project.

The Company entered into an option agreement dated September 9, 2013, which gives the Company the exclusive right and option to lease land in Puerto Rico (the "Montalva Option Agreement").

On various dates since execution of the land purchase option agreement, the parties have executed six separate amendments to extend the  expiration date. On December 7, 2020, the Company entered into a further extension to December 31, 2021 to make option payments: US $20,000 within 30 days of signing of the agreement, additional US $20,000 within 30 days, but in no event prior to June 1, 2021, of signing by PPOA with PREPA.

The Lajas Farm option agreement is comprised of three separate lease agreements. On December 1, 2013, the Company entered into an option agreement with renewal options which gives the Company the exclusive right and option to lease an additional site in Puerto Rico for the Montalva Project ("Original Lajas Farm Option").

On January 1, 2014, the Company entered into two additional option agreements for five years each (the "Secondary Lajas Farm Option"), which gives the Company the exclusive right and option to lease additional land in Lajas, Puerto Rico to further expand the Montalva Project.

During the period ended June 30, 2023, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2023 and agreeing to make payments totalling US$111,000.

During the year ending December 31, 2022, the Company made payment totalling USD$115,775.

Included in the power project development and construction costs balance for AG Solar are costs related to environmental assessments and land lease option payments.

8 Accounts payable and accrued liabilities

	June 30, 2023	December 31, 2022
Project related accounts payables, and other accounts payable	$29,973	$1,383,706
Accrued liabilities	4,851,431	3,472,041
Total accounts payable and accrued liabilities	$4,881,404	$4,855,747

During the period ended June 30, 2023, the Company reversed $nil (December 31, 2022- $1,098) in accounts payable related to amounts that were no longer payable.

9 Loans payable

Shareholder loans	June 30, 2023	December 31, 2022
Principal opening balance	$460,496	$126,780
Net Addition	(75,000)	325,056
Unrealized foreign exchange	(10,336)	8,660
Principal ending balance	375,160	$460,496

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

In September 2014, the Company received two loans from an independent shareholder that bear interest of 10% per annum, compounded monthly and were repayable on February 25, 2015. As these loans are past the repayment date they are now due on demand. During the year ended December 31, 2022, the Company received additional loans from a shareholder which are unsecured, non-interest bearing loans which are due on demand. During the period ended June 30, 2023, the Company received additional loans from a shareholder which are unsecured, non-interest bearing loan which are due on demand, $125,000 of the principal was repaid. As at June 30, 2023, total accrued interest was $195,584 (December 31, 2022 - $183,169) and was included in account payables and accrued liabilities.

Director loans	June 30, 2023	December 31, 2022
Principal opening balance	$257,742	$343,796
Repayment	-	(104,248)
Unrealized foreign exchange	(5,785)	18,194
Principal ending balance	$251,957	$257,742

The loans bear interest of between 10% and 12% per annum and are repayable at varying terms from on demand to January 2017. Any loan past repayment date is now due on demand.  During the year ended December 31, 2022, $77,198 of the principal was settled in shares issued through the private placement. As at June 30, 2023, total interest accrued was $477,001 (December 31, 2022 - $450,378) and was included in account payables and accrued liabilities.

Executive loans	June 30, 2023	December 31, 2022
Principal opening balance	$-	$87,186
Addition loan	60,626	-
Net repayments	(27,000)	(119,281)
Unrealized foreign exchange	(1,040)	32,095
Principal ending balance	$32,586	$-

As at June 30, 2023, the Company had outstanding loans from the CEO and the CEO's spouse of $32,585 (December 31, 2022 - $nil).  The loans bore interest between 10% and 12% per annum and were repayable at varying terms from on-demand to November 2016. Any loan past repayment date was due on demand.  During the period ended June 30, 2023, the Company received additional loans from a executive which are unsecured. As at June 30, 2023, total interest accrued was $114,354 (December 31, 2022 - $116,147) and was included in account payables and accrued liabilities.

Promissory note	June 30, 2023	December 31, 2022
Principal opening balance	$-	$90,000
Promissory settled by shares	-	(90,000)
Principal ending balance	$-	$-

During the year ended, December 31, 2020, an unexercised convertible debt instrument was re-classified as a loan payable. During the year ended December 31, 2020 an additional $56,250 was loaned to the Company. On April 22, 2021, the Company settled $131,250 of the promissory note in a shares for debt transaction. The total amount settled including interest was $165,497 in exchange for the issuance of 133,465 common shares and $15,000 in cash which was paid on April 22, 2021. During the year ended December 31, 2022, the Company settled $141,181 of the promissory note inclusive of interest in a private placement. As at December 31, 2022, the total accrued interest related to the debenture was $nil and was included in account payables and accrued liabilities.

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

10 Convertible debenture

On June 30, 2023, the Company issued an $1,000,000 unsecured convertible debenture. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and matures on June 30, 2026. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 460,000 detachable warrants, each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, for a period expiring on June 30, 2026 (Note 11).

Based on the discount factor of 13.5% over the Debenture's term of three years, the equity portion was valued at $37,219. Accretion for the debenture for the period ended June 30, 2023 was $nil (2022-$nil). Interest for the debenture for the period ended June 30, 2021 was $nil (2022-$nil).

	June 30, 2023	December 31, 2022
Opening balance	$-	$-
Principal issued	1,000,000	-
Equity portion	(37,219)	-
Capitalized transaction costs	(17,641)	-
Detachable warrants	(185,426)	-
Accretion	-	-
Ending balance, classified as long-term	$759,714	$-

11 Share capital and reserves

a) Authorized and outstanding

As at June 30, 2023, the Company had unlimited authorized common shares without par value and 34,073,355 common issued and outstanding (December 31, 2022 - 33,474,855).

b) Share issuances

       Fiscal 2023

- On May 10, 2023, the Company closed a non-brokered private placement and issued 360,000 units at a price of $1.25 per unit for gross proceeds of $450,000 and a reduction of accounts payable and loans payable of $64,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $1.50 until May 10, 2028. The Company incurred $7,482 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $158,143 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 5 year expected life; 100.18% volatility; risk-free interest rate of 2.99%; and a dividend yield of 0%.

- On June 30, 2023, the Company issued an $1,000,000 unsecured convertible debenture. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and matures on June 30, 2026. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 460,000 detachable warrants, each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, for a period expiring on June 30, 2026.

The fair value of these warrants at the date of grant was estimated at $185,426 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 68.58% volatility; risk-free interest rate of 4.21%; and a dividend yield of 0%.

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

- During the period end, 238,500 options were exercised for gross proceeds of $379,500.

Fiscal 2022

- On March 28, 2022, the Company closed a non-brokered private placement and issued 2,059,000 units at a price of $1.25 per unit for gross proceeds of $2,368,750 and a reduction of accounts payable and loans payable of $205,000 (Note 10). Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $1.35 until March 28, 2025. The Company incurred $20,221 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $938,886 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 92.23% volatility; risk-free interest rate of 2.37%; and a dividend yield of 0%.

- On November 29, 2022, the Company closed a non-brokered private placement and issued 577,000 units at a price of $1.30 per unit for gross proceeds of $750,100. Each unit comprises one common share and one share purchase warrant. Each warrant is convertible into one common share at a price of $1.50 per share until November 29, 2025. The Company incurred $4,501 in share issuance costs as part of the transaction.

The fair value of these warrants at the date of grant was estimated at $285,709 using the proportionate allocation method. The warrants for this method were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 89.57% volatility; risk-free interest rate of 3.95%; and a dividend yield of 0%.

- During the year ended December 31, 2022, the Company issued 770,500 common shares related to option exercises for proceeds of $956,000.

- During the year ended December 31, 2022, 150,000 warrants were exercised in settlement of accounts payable and loans of $202,500.

- During the year ended December 31, 2022, the Company issued 925,926 units for water rights. Each unit consists of one common share plus one whole share purchase warrant. Each warrant is exercisable to acquire one common share at an exercise price of $1.46 for a period of three years.

The fair value of these warrants at the date of grant was estimated at $716,196 and was recorded as a cost of acquisition of the water rights. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 89.44% volatility; risk-free interest rate of 3.48%; and a dividend yield of 0%.

c) Stock options

The Board of Directors may grant options to purchase shares from time to time, subject to the aggregate number of common shares of the Company issuable under all outstanding stock options of the Company not exceeding 10% of the issued and outstanding common shares of the Company at the time of the grant. The options are exercisable over a period established at the time of issuance to buy shares of the Company for a period not exceeding ten years, at a price not less than the minimum price permitted by the exchange. The vesting schedule for an option, if any, shall be determined by the Board of Directors at the time of issuance.

- On February 9, 2023, the Company issued 75,000 incentive stock options to a consultant of the Company exercisable at $1.10 per share for a period of 3 years. The fair value of the share options was estimated at $40,105 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 86.36%, dividend payment during life of option was nil, risk free interest rate 3.67%, weighted average fair value per option $0.53, share price $1.08.

- On February 9, 2023, the Company issued 150,000 incentive stock options to a consultant of the Company exercisable at $1.50 per share for a period of 3 years. The fair value of the share options was estimated at $91,688 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 86.36%, dividend payment during life of option was nil, risk free interest rate 3.67%, weighted average fair value per option $0.61, share price $1.08.

- On January 25, 2022, the Company issued 500,000 incentive stock option to consultants of the Company exercisable at $1.25 per share for a period of 3 years. The fair value of the share options was estimated at $356,850 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 93.38%, dividend payment during life of option was nil, risk free interest rate 1.40%, weighted average fair value per option $0.71, share price $1.22.

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

- On June 23, 2022, the Company issued 100,000 incentive stock option to a consultant of the Company exercisable at $1.15 per share for a period of 3 years. The fair value of the share options was estimated at $72,339 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 104.31%, dividend payment during life of option was nil, risk free interest rate 3.14%, weighted average fair value per option $0.72, share price $1.12.

- On October 11, 2022, the Company issued 650,000 incentive stock option to a consultant of the Company exercisable at $1.35 per share for a period of 3 years. The fair value of the share options was estimated at $525,276 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 90.53%, dividend payment during life of option was nil, risk free interest rate 4.03%, weighted average fair value per option $0.81, share price $1.36.

Total share options granted during the period ended June 30, 2023 were 225,000 (December 31, 2022 - 1,250,000). Total share-based payment expense recognized for the fair value of share options granted and vested during the period ended June 30, 2023 was $131,793 (2022 - $429,189).

A summary of stock option information as at June 30, 2023 and December 31, 2022 is as follows:

	June 30, 2023		December 31, 2022
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	2,710,000	$1.35	2,330,500	$1.34
Granted	225,000	1.23	1,250,000	1.29
Exercised	(238,500)	1.43	(770,500)	1.24
Expired	(125,000)	1.35	(100,000)	1.38
Cancelled	(530,000)	1.50	-	-
Outstanding - end of period	2,041,500	$1.29	2,710,000	$1.35

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

The following table discloses the number of options and vested options outstanding as at June 30, 2023:

Number of options Outstanding and exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
250,000	1.00	0.79
50,000	1.50	0.43
66,500	2.00	0.56
350,000	1.35	1.02
500,000	1.25	1.58
100,000	1.15	1.98
500,000	1.35	2.28
75,000	1.50	2.62
150,000	1.10	2.62
2,041,500	$1.28	1.63

The following table discloses the number of warrants outstanding as at:

	June 30, 2023		December 31, 2022
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	5,371,896	$1.49	2,059,470	$1.62
Granted	820,000	1.39	3,561,926	1.40
Exercised	-	-	(150,000)	1.35
Expired	(250,000)	2.50	(99,500)	1.62
Outstanding - end of period	5,941,896	$1.43	5,371,896	$1.49

Outstanding warrants	Expiry Date	Exercise price
11,000	April 24, 2024	$0.55
520,000	April 24, 2024	$0.55
878,970	September 14, 2023	$2.00
300,000	November 8, 2023	$1.75
1,909,000	March 28, 2025	$1.35
577,000	November 29, 2025	$1.50
925,926	December 13, 2025	$1.46
360,000	May 3, 2028	$1.50
460,000	June 30, 2026	$1.30
5,941,896

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

12 Financial instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

Categories of financial instrument

		June 30, 2023		December 31, 2022
	Fair Value Hierarchy	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	Level 1	33,827	33,827	24,950	24,950
Marketable securities	Level 2	1,787,400	1,787,400	1,819,800	1,819,800
Amortized cost
Other receivables	N/A	11,601	11,601	8,780	8,780
Related company loan receivable	N/A	205,655	205,655	644,900	644,900

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	N/A	4,881,404	4,881,404	4,855,747	4,855,747
Loan payable	N/A	659,703	659,703	718,238	718,238
Joint venture settlement obligation	N/A	3,925,756	3,925,756	-	-
Convertible debenture	N/A	759,714	759,714	-	-

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs

The Company did not move any instruments between levels of the fair value hierarchy during the period ended June 30, 2023 and December 31, 2022.

The fair value of the related company loan receivable is considered to approximate its carrying value as it was only re-negotiated to a two year promissory note during fiscal 2022 therefore classified as long term. The remainder fair values of all financial instruments are considered to approximate their carrying values due to their short-term nature.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, and loans; however, management does not believe this exposure is significant.

Credit risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit rating, other receivables and the loan receivable. The Company believes the credit risk is insignificant for the cash and other receivables and moderate for the loan receivable with Captiva. The Company's exposure is limited to amounts reported within the statement of financial position.

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating commitments:

	Less than 1 year	Over 1 year	Total
Accounts payable and accrued liabilities	$4,881,404	$-	$4,881,404
Loan payables	659,703	-	659,703
Joint venture settlement obligation	-	3,925,756	3,925,756
Convertible debenture	-	759,714	759,714
Total	$5,541,107	$4,685,470	$10,226,577

Foreign exchange risk

The Company operates in Canada and the United States and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations of the operating currencies in relation to the Canadian dollar will have an impact upon the reported results of the Company and may also affect the value of the Company's assets and liabilities.

The Company's financial assets and liabilities as at June 30, 2023 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$33,778	$49	$33,827
Other receivables	11,601	-	11,601
Related company loan receivable	205,655	-	205,655
Marketable securities	-	1,787,400	1,787,400
	251,034	1,787,449	2,038,483
Financial liabilities
Accounts payable and accrued liabilities	$(549,219)	$(4,332,185)	$(4,881,404)
Loan payable	-	(659,703)	(659,703)
Joint venture settlement obligation	(3,925,756)	-	(3,925,756)
Convertible debenture	(759,714)	-	(759,714)
Net financial liabilities	$(4,983,655)	$(3,204,439)	$(8,188,094)

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

The Company's financial assets and liabilities as at December 31, 2022 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$23,983	$967	$24,950
Other receivables	8,780	-	8,780
Related company loan receivable	644,990	-	644,990
Marketable securities	-	1,819,800	1,819,800
	677,753	1,820,767	2,498,520
Financial liabilities
Accounts payable and accrued liabilities	$(253,651)	$(4,602,096)	$(4,855,747)
Loan payable	-	(718,238)	(718,238)
Net financial liabilities	$424,102	$(3,499,567)	$(3,075,465)

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of June 30, 2023, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $320,444 (December 31, 2022 - $349,957). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

13 Capital management

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders. The primary use of capital will be used for the development of its properties and acquisitions.

The Company considers the items included in short-term loans and shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, business opportunity and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. During the period ended June 30, 2023, there has been no change in the Company's management of capital policies.

14 Segment disclosures

The Company is primarily involved in the acquisition and development of wind and solar energy farms in the United States and renewable energy projects in Canada and has determined that its reportable operating segment is based on the fact that the Company's projects have the same economic characteristics and represent the manner in which the Company's chief decision maker views and evaluates the Company's business.

The Company currently has two geographic segments: Canada and the United States of America ("USA"). The head office operates in Canada and the Company's long-term assets are in the USA.

The Company has one reportable operating segment.

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

	Canada	USA	Total
As at June 30, 2023
Total assets	$2,132,698	$17,336,484	$19,469,182
Non-current assets	$240,600	$17,336,484	$17,577,084
As at December 31, 2022
Total assets	$2,595,162	$12,457,968	$15,053,130
Non-current assets	$667,019	$12,457,968	$13,124,987

	Canada	USA	Total
Period ended June 30, 2023
Three months loss for the period	(504,214)	(21,887)	(526,101)
Six months loss for the period	$(1,046,741)	$(64,834)	$(1,111,575)
Period ended June 30, 2022
Three months loss for the period	$(1,145,649)	$(26,739)	$(1,172,388)
Six months loss for the period	(2,050,362)	(31,279)	(2,081,641)

	As at June 30, 2023				As at December 31, 2022
	Real Estate	Renewable Energy	Corporate	Total	Real Estate	Renewable Energy	Corporate	Total
Assets	$	$	$	$	$	$	$	$
Total assets	10,347,314	6,989,171	2,132,697	19,469,182	5,456,419	7,001,549	2,595,162	15,053,130
Non-current, non-financial assets	10,347,314	6,989,171	240,599	17,577,084	5,456,419	7,001,549	677,019	13,134,987
Loss
Loss	(62,638)	(2,196)	(1,046,741)	(1,111,575)	(66,996)	(15,078)	(2,681,060)	(2,763,134)

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

15 Related party transactions

The Company's related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

The Company incurred the following expenses with related parties during the six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Consulting and management fees	$171,916	172,065	$333,712	$323,141
Total	$171,916	172,065	$333,712	323,141

On July 1, 2014, the Company entered into a consulting contract with the President of the Company. The agreement provides for an annual fee of US $120,000 in which the President will lead all the wind and solar development in obtaining permitting, environmental compliance and raising of capital to construct the renewable energy facilities ("Annual Fee").  In addition, the Company agrees to reimburse all reasonable expense incurred related to office expenses, daily travel per diem, mileage expense and health and life insurance premium expense.  Further, upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land whichever comes first, the agreement provides for a one-time payment of US $250,000 in recognition of the President's unpaid work in support of the Company's projects since March 2013.  Lastly, the President will be paid a US$3 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project.

On October 15, 2016, the President entered into an amended compensation agreement with the Company. His base fee was be reduced to US$5,000 per month until such time as a PPOA for a project has been executed with PREPA or other such milestone has occurred as determined by the board. The fee will then be reverted back to US$10,000 per month. Further the development completion award for the Montalva solar project will be reduced to US$1.95 million from the initial US$3 million. On August 4, 2021, it was agreed that the President's fee would re-instated to US $10,000 per month going forward.

During the six months ended June 30, 2023, the President charged the Company $90,623 (December 31, 2022 - $170,841) under the contract. As at June 30, 2023, included in accounts payable are fees, bonus and expenses due to the President of the Company of $509,067 (December 31, 2022 - $491,231).

During the six months ended June 30, 2023, a Company controlled by the CFO charged the Company $74,429 (2022 - $79,250) related to services.

During the six months ended June 30, 2023, the Chief Executive Officer of the Company charged the Company $168,660 (2022 - $158,543) related to services.

During the six months ended June 30, 2023, related party loan interest of US $33,300 (December 31, 2022 - US $63,341) was capitalized to power project acquisition and development costs. (Note 7).

As at June 30, 2023, the Company had a receivable of $205,655 (December 31, 2022 - $644,990) from Captiva. The loan represents a non-arm's length transaction. On February 15, 2022, the Company settled $1,290,000 of the loan receivable through a shares for debt settlement pursuant to which Captiva issued the Company a total of 25,800,000 common shares at a fair value of $0.08 per common share. On April 20, 2022, the Company entered into a promissory note with Captiva for the remainder of the receivable accruing interest at the rate of 8% per annum for a term of 24 months. During the six months ended June 30, 2023, $29,215 interest has been accrued (December 31, 2022 - $33,887) (Note 4).

On August 4, 2021, the Company declared USD $2,740,000 in bonus awards to executives, directors and former directors of the Company in recognition of receiving full entitlement approval by local authorities for the Sage Ranch project.  The awards were made in recognition of the many years of perseverance and effort involved in getting the project approved, reducing materially management salaries and director fees, and maintaining efforts to conserve cash. The expense was recording as consulting fees in the statement of loss and comprehensive loss. As at June 30, 2023, USD $1,828,345 (December 31, 2022, USD $1,993,652) remained accrued, and USD $165,307 (December 31, 2022 - USD $621,348) was paid.

As at June 30, 2023, the Company had $164,559 (December 31, 2022 - $43,169) in accounts payable to related parties.

Greenbriar Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the period ended June 30, 2023 and 2022 (amounts expressed in Canadian dollars, except where indicated)

16 Commitments and contingencies

As at June 30, 2023, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	$662,000	$-	$662,000

i) The Company entered into four separate land options agreements with Jose Arturo Acosta, leasing a total of 1,590 acres of land in the Municipality of Lajas and Guanica of Puerto Rico.  The Company made initial payments on the execution date of each options agreement and will thereafter pay advances for each successive four-month period during the option terms.  The annual rent will be revised once the land area needed for the energy facility is determined and will have an initial term of twenty-five years with an extension of four consecutive periods of five years each.

ii) On April 23, 2013, 330 common shares, approximately 33% interest, of PBJL were transferred between the spouse of an officer to AG Solar and the Company.  The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated.  Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

iii) The Company executed a USD $195 Million project financing mandate with Voya Investment Management, LLC ("Voya") for the Company's Monalva Project. As compensation for entering into this letter, the Company hereby agrees to issue to Voya, on the date on which a trigger event occurs, warrants to purchase 3,500,000 common shares of the Company at a strike price of $1.00, exercisable at any time within five years from the date hereof. For the purposes of this letter, a "Trigger Event" means the earliest of: (a) issuance of notice to proceed to start construction of the Project, (b) closing of the Loans referred to in the attached Term Sheet, (c) closing of financing equal to more than 50% of the cost of the Project, (d) transfer of ownership of over 50% of the Project, measured from the date hereof, (e) sale or transfer of over $25 million in Company shares, (f) Company shares trading at or above $3.00, (g) change of control of the Company, whereby more than 50% of the shares are owned or under the control of one investor, or over 50% of the board of directors have been appointed by one investor, or (h) PREPA or its successor is rated investment grade by at least one nationally recognized rating agency ("NRSRO"), or (i) PREPA's Power Purchase and Operating Agreement with the Project, or Project-related obligations, are guaranteed by an entity rated investment grade by a NRSRO, the agreement expired on April 25, 2023 and the Company and Voya are in the process of negotiating an extension.

iv) On March 30, 2022, the Company executed a USD $40 million Mandate Agreement with Voya Investment Management (Voya IM), LLC, the asset management business of Voya Financial, Inc., for a senior secured construction loan for the construction of the 995 home Sage Ranch sustainable master planned community project in Tehachapi in Southern California. Voya will receive a bonus of 2 million (3 -year) warrants at $1.25 per share at closing, or the same amount plus a USD $1 million cash break-up fee if the Company choses another lender. On May 1, 2023, the Company and Voya extended the $40 million Mandate Agreement.